Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could”, “intends,” “estimates,” “suggests,” “has the potential to” and other words and phrases of similar meaning, including, without limitation: statements regarding expected cash balances; market opportunities for the results of current clinical studies and preclinical experiments; expected clinical trial results; the effectiveness of, and market opportunities for, ALLOCETRATM programs; the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; and future financial condition and performance, all of which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company’s business and prospects, including the risks that the Company may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; that the results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals; and that the results of early-stage trials may differ significantly from the results of more developed, later-stage trials. Additionally, the development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. Additionally, risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; and risks relating to the treatment of crypto assets for U.S. and foreign tax purposes.

In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F for the year ended December 31, 2025.  The forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Overview

Enlivex Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), is a quality longevity company focused on advancing therapies designed to extend health span and improve quality of life, powered by a prediction markets treasury. We operate a dual strategy that combines clinical development in quality longevity therapeutics, currently focused on the treatment of osteoarthritis as our primary inflammatory indication, with a treasury model anchored in decentralized prediction markets infrastructure through the RAIN protocol. Our lead therapeutic candidate, Allocetra™, is a macrophage reprogramming therapy designed to restore immune balance and address inflammatory and degenerative conditions associated with aging.

AllocetraTM is a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state, which is critical for immune system rebalancing and resolution of inflammatory conditions. Non-homeostatic macrophages contribute significantly to disease severity. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with other therapeutic agents.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophage activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on osteoarthritis as its main inflammatory indication. Osteoarthritis is a degenerative joint disease, characterized by low-grade inflammation, that affects more than 32.5 million adults in the United States. Treatment of osteoarthritis represents a substantial unmet medical need, particularly non-invasive treatments, as current therapeutic options are largely limited to pain management, lifestyle modifications, and, ultimately, joint replacement surgery. The Company believes that negatively reprogrammed macrophages may be key contributors to disease severity in osteoarthritis and that the effective reprogramming of these negatively reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution.

In November 2025, using proceeds from the consummation of the Company’s approximately $212.0 million private placement (the “Private Placement”), the Company established a long-term cryptocurrency and digital asset treasury reserve policy centered on RAIN, which currently serves as the primary treasury reserve asset of the Company. RAIN is the governance and utility token of a fully decentralized predictions and options protocol built on the Arbitrum network. The protocol enables users globally to create, trade, and resolve markets tied to real-world events through a transparent and automated on-chain framework. The RAIN token has been listed: since January 6, 2026, on the KuCoin cryptocurrency exchange, which ranks among the top ten cryptocurrency exchanges globally; since January 21, 2026 on the WhiteBIT cryptocurrency exchange, the largest European cryptocurrency exchange by traffic; and since February 9, 2026, on the Kraken cryptocurrency exchange, the second-largest U.S.-based cryptocurrency exchange.

Recent Developments – Reverse Split

On February 3, 2026, the Company's shareholders approved a resolution authorizing the Board of Directors (the “Board”) to effect a reverse share split of the ordinary shares at a ratio ranging from 1-for-2 to 1-for-20, with the final ratio and effective date to be determined by the Board within 12 months of the approval date. On June 5, 2026, the Board approved the implementation of a 1-for-15 reverse share split of the ordinary shares, which the Company announced on July 7, 2026 and became effective on July 9, 2026. The reverse split reduced the number of issued and outstanding ordinary shares from 252,480,222 to approximately 16,832,017. All share and per share amounts presented in this Operating and Financial Review and Prospects have been retroactively adjusted to reflect the reverse share split, which, upon effectiveness, resulted in the adjustment of the Company’s authorized share capital from NIS 950,000,000, divided into 2,375,000,000 ordinary shares with a nominal value of NIS 0.40 each, to NIS 950,000,000, divided into 158,333,333 ordinary shares with a nominal value of NIS 6.00 each. “NIS” refers to New Israeli Shekels.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue from operations. We have funded our operations primarily through the sale of equity and equity-linked securities in public and private offerings and grants from the Israel Innovation Authority (the “IIA”). As of June 30, 2026, we had approximately $5,518,000 in cash and cash equivalents as well as short-term investments in digital assets of $107,328,000 and we had retained earnings of approximately $3,057 billion. See “—Liquidity and Capital Resources” below. We expect that we will continue to incur operating losses in connection with our research and development activities, which may be substantial over the next several years, and we expect to require additional funds to further pursue our research and development programs.

In November 2025, in connection with the closing of the Private Placement and the establishment of the Company’s digital asset treasury reserve policy, the Company entered into an agreement with the RAIN Foundation, pursuant to which the Company obtained an exclusive option to purchase up to 278,181,818,182 RAIN tokens (the “RAIN Option”), exercisable in whole or in part, at the Company’s discretion, at a price of $0.0033 per RAIN token. On December 1, 2025, the Company partially exercised the RAIN Option and acquired 3,030,303,030 RAIN tokens for consideration of $10 million. On March 23, 2026, the Company partially exercised the RAIN Option to acquire an additional 3,030,303,030 RAIN tokens for aggregate consideration of $10,000,000, and, on April 28, 2026, the Company partially exercised the RAIN Option to acquire additional 748,793,943 RAIN tokens for aggregate consideration of $2,471,000. The RAIN Option had an initial expiration date of December 1, 2026, and the Company and the RAIN Foundation amended the RAIN Option to extend its expiration date to December 31, 2027.

As of June 30, 2026, the fair value of the Company’s digital asset treasury and the fair value of the RAIN Option was approximately $1.25 billion and $3.63 billion, respectively. Notwithstanding the loss of $15.8 million from our clinical operations for the six months ended June 30, 2026, the Company recognized $2.53 billion of income before taxes attributable to an aggregate unrealized, non-cash gain of $2.55 billion, resulting from increases in the fair value of the Company’s digital asset treasury and treasury-related derivative asset during the six months ended June 30,2026.

Revenue

We have not generated any revenue from operations since our inception. To date, we have funded our operations primarily through the sale of equity and equity-linked securities (including convertible debt) in public and private offerings and grants from the IIA. Our ability to generate revenue from operations and achieve or maintain operating profitability depends upon the clinical success of our product candidates, regulatory approvals and our ability to successfully commercialize products.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses, net; and (ii) general and administrative expenses.

Research and Development Expenses, Net

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including share-based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses for the foreseeable future as we continue to develop Allocetra™. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

Grants received from the IIA are recognized when the grant becomes receivable, provided there is reasonable assurance that (i) we will comply with the conditions attached to the grant and (ii) the grant will be received. Research and development expenses, net, are reduced to the extent we receive IIA grants.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur for the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to apply for additional IIA grants, we cannot be certain that we will obtain such grants. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain indications in order to focus our resources on more promising indications for any such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for our current indication and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our financial condition and results of operation.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and related benefits (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums.

Income on digital assets, net

Income on digital assets, net, reflects the changes in the fair value of the Company’s digital asset holdings recognized during the applicable period. The amounts recorded were primarily attributable to changes in the quoted market price of RAIN tokens during such period. As of the end of the reporting period, the Company had not recognized any income arising from the sale, transfer, or other disposition of digital assets.

Change in fair value of digital assets purchase option

Change in fair value of digital assets purchase option reflects the remeasurement of the RAIN Option, which is accounted for as a derivative instrument and measured at fair value. Changes in fair value are primarily attributable to changes in the market price of RAIN, changes in volatility assumptions, and the remaining contractual term of the option.

Finance Income (Expenses), Net

Finance income (expenses), net consists of interest earned on our bank deposits, exchange rate differences, interest on convertible debt, changes in fair value of derivative liability, and bank fees and other expenses.

Results of Operations

Six-Months Ended June 30, 2026 Compared to Six-Months Ended June 30, 2025

The table below provides our results of operations for the six months ended June 30, 2026 and June 30, 2025:

	Six Months Ended June 30
	2026	2025
	(In thousands, except per share data) (unaudited)
Research and development expenses, net	$6,624	$4,691
General and administrative expenses	9,204	1,891
Other expenses	-	29
Operating loss	(15,828)	(6,611)
Income on digital assets, net	609,763	-
Change in fair value of digital assets purchase option	1,943,680	-
Finance income (expenses), net	(1,276)	1,291
Income (loss) before taxes on income	2,536,339	(5,320)
Taxes on income	(587,292)	-
Net income (loss)	1,949,047	(5,320)
Basic earnings (loss) per share	$120.10	$(3.40)
Diluted earnings (loss) per share	$108.50	$(3.40)

Three-Months Ended June 30, 2026 Compared to Three-Months Ended June 30, 2025

The table below provides our results of operations for the three months ended June 30, 2026 and June 30, 2025:

	Three Months Ended June 30
	2026	2025
	(In thousands, except per share data) (unaudited)
Research and development expenses	$2,922	$2,141
General and administrative expenses	1,310	937
Loss on disposal group of assets held for sale	-	-
Operating loss	(4,232)	(3,078)
Income on digital assets, net	601,439	-
Change in fair value of digital assets purchase option	1,862,461	-
Finance income (expenses), net	(1,357)	1,210
Income (loss) before taxes on income	2,458,311	(1,868)
Taxes on income	(566,697)	-
Net income (loss)	1,891,614	(1,868)

Basic earnings (loss) per share	$114.40	$(1.20)
Diluted earnings (loss) per share	$97.80	$(1.20)

Research and Development Expenses, Net

For the six months ended June 30, 2026 and 2025, we incurred research and development expenses, net in the aggregate of $6,624,000 and $4,691,000, respectively. The increase of $1,933,000, or 41%, in research and development expenses, net, for the six months ended June 30, 2026 as compared to the first half of 2025 was primarily due to a $430,000 increase in payroll expenses and a $1,585,000 increase in expenses for clinical studies and purchase of materials, partially offset by a $50,000 decrease in share-based compensation expenses.

For the three months ended June 30, 2026 and 2025, we incurred research and development expenses, net in the aggregate of $2,922,000 and $2,141,000, respectively. The increase of $781,000, or 36%, in research and development expenses, net, for the three months ended June 30, 2026 as compared to the second quarter of 2025 was primarily due to a $226,000 increase in payroll expenses and a $556,000 increase in expenses for clinical studies and purchase of materials.

General and Administrative Expenses

For the six months ended June 30, 2026 and 2025, we incurred general and administrative expenses in the aggregate of $9,204,000 and $1,891,000, respectively. The increase of $7,313,000, or 387%, in general and administrative expenses for the six months ended June 30, 2026 as compared to the comparable 2025 period was primarily due to a $6,202,000 increase in expense with respect to equity awards granted to directors, officers and employees, a $791,000 increase in professional services expenses and a $136,000 increase in insurance expenses.

For the three months ended June 30, 2026 and 2025, we incurred general and administrative expenses in the aggregate of $1,310,000 and $937,000, respectively. The increase of $373,000, or 40%, in general and administrative expenses for the second quarter of 2026 as compared to the second quarter of 2025 was primarily due to a $368,000 increase in professional services expenses.

Other Expenses

As part of our 2023 strategic reprioritization plan, we determined to sell certain of our leased properties along with the leasehold improvements installed in the properties and certain laboratory equipment. Accordingly, the Company recognized a loss of $29,000 for the six months ended June 2025 related to these properties.

Operating Loss

Our operating loss was $15,828,000 for the six months ended June 30, 2026, as compared to our operating loss of $6,611,000 for the six months ended June 30, 2025, representing an increase of $9,217,000, or 139%. The increase was primarily due to the increase in general and administrative expenses with respect to equity awards granted to directors, officers and employees and to the increase in clinical trial expenses.

Our operating loss was $4,232,000 for the three months ended June 30, 2026, as compared to our operating loss of $3,078,000 for the three months ending June 30, 2025, representing an increase of $1,154,000, or 37%. The increase primarily resulted from an increase in clinical trial and professional services expenses.

Income on digital assets, net

For the six months ended June 30, 2026, we recognized an unrealized gain on digital assets from changes in the market price of RAIN tokens of $609,763,000, net of applicable commissions payable to a custodian and to our asset manager of $7,389,000, as compared to $0 for the comparable 2025 period, during which we did not have a treasury reserve policy.

For the three months ended June, 2026, we recognized an unrealized gain on digital assets from changes in the market price of RAIN tokens of $601,439,000, net of applicable commissions paid to a custodian and to our asset manager of $4,014,000, as compared to $0 for the comparable 2025 period, during which we did not have a treasury reserve policy.

Change in fair value of digital assets purchase option

For the six months ended June 30, 2026, we recognized a $1,943,680,000 gain arising from changes in the fair value of the RAIN Option, as compared to $0 for the comparable 2025 period.

For the three months ended June 30, 2026, we recognized a $1,862,461,000 gain arising from changes in the fair value of the RAIN Option, as compared to $0 for the comparable 2025 period.

Finance (Expenses) Income, net

For the six months ended June 30, 2026 and 2025, we recorded finance (expenses) income, net of $(1,276,000) and $1,291,000 respectively. The main components of financial (expenses) income for the six months ended June 30, 2026 as compared to the six months of 2025 were as follows: $59,000 of interest income on cash equivalents and bank deposits for the six months of 2026 and income of $95,000 resulting from foreign currency exchange fluctuations, which were offset by $1,442,000 of expenses resulting from amortization of original issuance discount and issuance costs related to the Lind Note (as defined below), as compared to $469,000 of interest income on bank deposits and a gain of $827,000 from foreign currency exchange fluctuations for the six months of 2025.

For the three months ended June 30, 2026 and 2025, we recorded finance (expenses) income, net of $(1,357,000) and $1,210,000 respectively. The main components of financial (expense ) income for the three months ended June 30, 2026 as compared to the three months of 2025 were as follows: $23,000 of interest income on cash equivalents and bank deposits for the three months of 2026, $75,000 of expenses resulting from foreign currency exchange fluctuations, and $1,328,000 of expenses resulting from amortization of original issuance discount and issuance costs related to the Lind Note, as compared to $236,000 of interest income on bank deposits for and a gain of $978,000 from foreign currency exchange fluctuations for the three months of 2025.

Taxes on income

For the six months ended June 30, 2026, we recognized tax expenses of $587,292,000 attributable to taxable temporary differences arising from the excess of the fair value of our digital assets over their tax basis, as compared to $0 for the comparable 2025 period.

For the three months ended June 30, 2026, we recognized tax expenses of $566,697,000 attributable to taxable temporary differences arising from the excess of the fair value of our digital assets over their tax basis, as compared to $0 for the comparable 2025 period.

Net income (loss)

For the six months ended June 30, 2026, we recognized net income of $1,949,047,000, as compared to a net loss of $5,320,000 for the comparable prior year period, representing an increase of $1,954,367,000. Net income for the six months ended June 30, 2026 was attributable to a $609,763,000 gain resulting from increases in the fair value of the digital assets held in our digital asset treasury and a $1,943,680,000 gain arising from the change in the fair value of the RAIN Option. The comparable prior year period loss was attributable to our operating expenses, partially offset by financial income.

For the three months ended June 30, 2026, we recognized net income of $1,891,614,000, as compared to a net loss of $1,868,000 for the comparable prior year period, representing an increase of $1,893,482,000. Net income for the three months ended June 30, 2026 was attributable to a $601,439,000 gain resulting from increases in the fair value of the digital assets held in our digital asset treasury and a $1,862,461,000 gain arising from the change in the fair value of the RAIN Option. The comparable prior year period loss was attributable to our operating expenses, partially offset by financial income.

Cash Flows

Six Months Ended June 30, 2026 Compared to six Months Ended June 30, 2025

For the six months ended June 30, 2026 and 2025, net cash used in operations was $10,935,000 and $5,822,000, respectively. Operating cash flows for the six months ended June 30, 2026 reflect net income of $1,949,047,000, adjusted for $1,965,258,000 of non-cash items, which included income from changes in the fair value of the RAIN Option, unrealized income on our digital assets, accrued interest on convertible debt, deferred taxes, income on bank deposits, depreciation and stock-based compensation, as well as a net cash inflow of $5,276,000 attributable to changes in operating assets and liabilities. Operating cash flows for the six months ended June 30, 2025 reflected a net loss of $5,320,000, adjustments of $204,000 for net non-cash expenses for depreciation, amortization, capital losses and stock-based compensation, and a net cash outflow of $298,000 attributable to changes in our operating assets and liabilities.

For the six months ended June 30, 2026, and 2025, net cash (used in) provided by investing activities was $(8,491,000) and $4,242,000, respectively. The decrease in net cash provided by investing activities for six months ended June 30, 2026 as compared to the comparable 2025 period was primarily attributable to the purchase of $12,471,000 of digital assets in 2026 as compared to $0 in 2025, proceeds from release of investments in interest-bearing bank deposits amounting to $3,989,000 in 2026, as compared to net proceeds of $3,701,000 in 2025, and proceeds from the sale of assets of $579,000 in 2025 as compared to $0 in 2026.

For the six months ended June 30, 2026, and 2025, net cash provided by financing activities was $23,084,000 and $197,000, respectively. This increase in cash provided by financing activities for the six months ended June 30, 2026 as compared to the comparable prior year period resulted primarily from net proceeds of $17,930,000 from the issuance of the Lind Note and $5,154,000 from our issuance of ordinary shares under the 2025 ATM Agreement (as defined below) as compared to net proceeds of $197,000 from our issuance of ordinary shares under the 2022 ATM Agreement (as defined below) in the comparable prior year period.

Liquidity and Capital Resources

We have incurred substantial losses from our clinical operations since our inception. We expect to incur losses from our clinical operations for the foreseeable future

Notwithstanding the absence of revenue from our clinical operations, for the six months ended June 30, 2026, we recognized an unrealized, non-cash gain of $2.5 billion resulting from increases in the fair value of our digital asset treasury and treasury-related derivative asset. As a result, as of June 30, 2026, we had retained earnings of $3.05 billion and working capital (current assets less current liabilities) of approximately $3.7 billion.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing liquidity resources will be sufficient to fund our projected operations through the end of 2027. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	receipt of additional government grants;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

Other than under our 2025 ATM Agreement (as defined below), we currently do not have any agreements for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity, including under our 2025 ATM Agreement, or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through equity or debt financings, grants from the IIA, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

Lind Note Offering

On March 23, 2026, we entered into a Securities Purchase Agreement (the “Lind Purchase Agreement”) with Lind Global Asset Management XIV, LLC (“Lind”), providing for the Company’s issuance and sale to, and purchase by, Lind of a Senior Secured Convertible Promissory Note due March 23, 2027 (the “Lind Note”) in the aggregate principal amount of $21.0 million in a private placement (the “Lind Private Placement”) exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Lind Private Placement closed on March 23, 2026 (the “Lind Closing Date”), on which date Lind paid to the Company an aggregate purchase price of $19.0 million for the Lind Note. After deducing the commitment fee provided for under the Lind Purchase Agreement and other issuance expenses, we received net proceeds of approximately $17.9 million.

The Lind Note is the senior secured obligation of the Company and ranks equal in right of payment with all of the Company’s existing unsubordinated indebtedness and senior in right of payment with all of the Company’s future indebtedness and equity. Prior to entering into the Amendment (as defined below), the Lind Note: (i) did not bear interest other than upon and during the continuance of an event of default, in which case the Lind Note bears interest at the rate of 10.0% per annum; (ii) matures on March 23, 2027, unless earlier converted or repaid; and (iii) was repayable by the Company in nine monthly installments of approximately $2.3 million each (the “Monthly Payment”), which commenced on the 90th day following the Lind Closing Date. We may elect to pay a Monthly Payment in cash plus 4.0% of the amount of such payment, or pay in our ordinary shares, or a combination thereof. If we elect to make any payment in ordinary shares, then such shares (“Repayment Shares”) are valued based on 90% of the five lowest daily volume weighted average prices during the 20 trading days immediately prior to such payment. In certain circumstances, as set forth in the Lind Note, Lind may elect to increase the Monthly Payment to either $3.0 million or $5.0 million; provided that no such increase would increase the aggregate principal amount of the Lind Note. We may not elect to make any repayment in Repayment Shares unless, at the time of such repayment, the Repayment Shares have been registered for resale under the Lind Registration Statement (as defined below) or such shares may be immediately resold by Lind in accordance with Rule 144 promulgated under the Securities Act.

Pursuant to the terms of the Lind Purchase Agreement, we filed with the SEC registration statements on April 21, 2026 and August 6, 2026, both which were declared effective by the SEC (the “Lind Registration Statements”), registering under the Securities Act the resale by Lind of the Repayment Shares and the ordinary shares into which the Lind Note may be converted (the “Conversion Shares” and, together with the Repayment Shares, the “Lind Shares”, and together with the Note, the “Lind Securities”). We have agreed to pay to Lind customary liquidated damages in the event that, among other things, the Lind Registration Statements are not available for use by Lind for the resale of the Lind Shares.

The Lind Purchase Agreement and the Lind Note contain (i) customary representations, warranties and agreements by the Company and Lind and (ii) certain restrictive covenants that, among other things, generally limit the ability of the Company to create certain liens, incur certain indebtedness, or enter into certain capital raising transactions involving the forward-pricing of ordinary shares. The foregoing restrictive covenants are subject to a number of exceptions and qualifications, as set forth in the Lind Note and the Lind Purchase Agreement.

The Lind Note provides for customary events of default which include (subject in certain cases to grace and cure periods), among others, the following: nonpayment of principal or interest; breach of covenants or other agreements in the Lind Note and the Lind Purchase Agreement; and certain events of bankruptcy. Generally, if an event of default occurs and is continuing under the Lind Note, Lind may require the Company to repurchase the Lind Note at a repurchase price equal to 110% of the outstanding principal amount of the Lind Note, plus accrued and unpaid interest thereon.

We intend to use the net proceeds from the Lind Private Placement for working capital and other general corporate purposes, which may include the repurchase of ordinary shares in accordance with any repurchase program adopted by our Board of Directors.

On August 11, 2026, we and the holder entered into an amendment to the Lind Note (the “Amendment”), pursuant to which: (i) the event of default relating to the Company’s market capitalization remaining below $75 million for ten consecutive trading days was eliminated, and the holder waived the event of default that had previously occurred thereunder; (ii) the outstanding principal amount of the Note was increased by 17.5%, from approximately $16.3 million to approximately $19.2 million; (iii) the monthly payments were reduced from approximately $2.3 million to approximately $1.2 million and will continue until the outstanding principal balance is repaid in full, with the maturity date extended accordingly; and (iv) the holder may, at its sole discretion, waive all or a portion of any monthly payment, in which case the waived amount remains outstanding and the maturity date is extended by one month for each such waiver. In addition, interest at a rate of 10% per annum accrues for each calendar day on which the Company’s market capitalization is below $75 million and is compounded quarterly. The accrual of market capitalization interest does not itself constitute an event of default under the amended Lind Note. The conversion price was revised to the lower of (i) $40.37625 per ordinary share and (ii) 80% of the average of the three lowest daily VWAPs of the Company’s ordinary shares during the 20 trading days preceding the applicable conversion notice. The holder may elect to convert the Note, in whole or in part, from time to time, with amounts converted applied against the next succeeding monthly payment or payments. For the six-month period following the Amendment date, the Company may prepay the Note in cash at 102.5% of the applicable outstanding amount, compared with 105% thereafter. Except as amended, the remaining terms of the Note remain in effect.

The Lind Securities have not been registered under the Securities Act, or any state securities laws and were offered pursuant to the exemption from registration provided for under Section 4(a)(2) of the Securities Act. The Lind Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Our obligations under the Lind Note are secured by a first priority security interest in certain of our accounts containing our digital assets, including our RAIN token portfolio, including, among other things, all digital assets and other assets in such accounts, all books and records related thereto and any and all proceeds thereof.

November 2025 Private Placement

On November 24, 2025, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which we sold and issued to the Purchasers, in a private placement, an aggregate of 141,334 ordinary shares, or pre-funded warrants in lieu thereof at a purchase price of $15.00 per share or $14.985 per pre-funded warrant in lieu thereof. The Purchasers paid the applicable purchase price in U.S. dollars, Tether (USDT), or a combination thereof. Each pre-funded warrant has an exercise price of $0.015 per ordinary share, is immediately exercisable, may be exercised at any time and has no expiration date. The foregoing private placement closed on November 24, 2025. Pursuant to the Securities Purchase Agreement, we used substantially all of the net proceeds from the private placement to purchase RAIN and for the establishment of our cryptocurrency and digital assets treasury operations, as well as to pay all transaction fees and expenses. In accordance with a registration rights agreement entered into with the Purchasers, we filed a registration statement with the SEC, registering for resale the ordinary shares issued in the private placement, together with the ordinary shares issuable upon exercise of the pre-funded warrants issued in the private placement. The SEC declared such registration statement effective on January 2, 2026.

Additionally, we and certain of the Purchasers entered into a shareholders’ agreement (the “Shareholders’ Agreement”) in connection with the transactions contemplated by the Securities Purchase Agreement. Pursuant to the Shareholders’ Agreement, such Purchasers agreed that they will not transfer any of the ordinary shares issued in the private placement (including any shares issued upon exercise of pre-funded warrants) during the period beginning on the date of the Shareholders’ Agreement and expiring (i) with respect to 20% of such shares, on the effective date of the above-referenced registration statement and (ii) with respect to the remaining 80% of such shares, ratably on a daily basis over the six-month period commencing on the six-month anniversary of such date, subject to customary permitted transfers to certain affiliates and estate-planning vehicles that agree to be bound by the Shareholders’ Agreement.

In addition, pursuant to the terms of the Shareholders’ Agreement, in consideration of Sobrinia Ltd.’s (“Sobrinia”) efforts in connection with structuring of our digital asset treasury strategy, we issued to Sobrinia a five-year warrant to purchase up to an aggregate of 116,667 ordinary shares at an exercise price of $15.00 per share. The Shareholders’ Agreement also includes certain use-of-proceeds covenants relating to our digital asset treasury strategy.

July 2026 Private Placement

On July 27, 2026, we entered into a Securities Purchase Agreement with The Rain Foundation, an existing shareholder, for a private placement of up to $400 million of ordinary shares (or pre-funded warrants), subject to shareholder approval and other customary closing conditions. The purchase price may be paid in U.S. dollars, certain cryptocurrencies (including USDT and USDC) or RAIN tokens, with the applicable price per share depending on the form of consideration. Such agreement also provides us with the right to require the investor to purchase up to an additional $400 million of securities over a period of up to 36 months. On September 22, 2026, we terminated the securities purchase agreement in accordance with our termination rights thereunder; therefore, we will not consummate the private placement contemplated thereby nor seek shareholder approval in respect thereof.

ATM Agreements

2022 ATM Agreement

On December 30, 2022, we entered into an agreement (the “2022 ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we had been able to sell, but were not obligated to sell, ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act. During 2025, we received aggregate net proceeds of approximately $630,000 from the sale of 32,010 ordinary shares under the 2022 ATM Agreement. On November 11, 2025, we terminated the 2022 ATM Agreement.

2025 ATM Agreement

On November 24, 2025, we entered into an At-The-Market Sales Agreement (the “2025 ATM Agreement”) with BTIG, LLC, (the “BTIG”), pursuant to which we may elect to sell, from time to time, to or through BTIG, ordinary shares having an aggregate offering price of up to $299,553,108. Our offer and sale of ordinary shares under the 2025 ATM Agreement may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the ordinary shares, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to BTIG as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. BTIG has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell the ordinary shares pursuant to the 2025 ATM Agreement from time to time, based upon instructions by us, including any price or size limits or other customary parameters or conditions we may impose.

Any potential sale of ordinary shares pursuant to the 2025 ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333- 286956) filed by the Company with the SEC on May 2, 2025 and declared effective on May 12, 2025, as supplemented from time to time.

We have agreed to pay BTIG an aggregate commission of 3.0% of the gross sales price from each sale of such ordinary shares by BTIG pursuant to the 2025 ATM Agreement and have agreed to customary indemnification and contribution rights in favor of BTIG. Additionally, we have agreed to reimburse BTIG for certain specified expenses in connection with entering into the 2025 ATM Agreement and ongoing sales thereunder. The 2025 ATM Agreement contains customary representations and warranties and conditions to the sale of ordinary shares thereunder. During the six months of 2026, we received aggregate net proceeds of approximately $5.2 million from the sale of 327,149 ordinary shares under the 2025 ATM Agreement.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because a considerable portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments made to employees, sub-contractors and consultants for pre-clinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our operating expenses will continue to be denominated in NIS. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.